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                             April 4, 2023

       Liu Lu
       Chief Executive Officer
       KEEMO Fashion Group Limited
       69 Wanke Boyu, Xili Liuxin 1st Rd
       Nanshan District, Shenzhen
       Guangdong 518052
       China

                                                        Re: KEEMO Fashion Group
Limited
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed March 23,
2023
                                                            File No. 333-267967

       Dear Liu Lu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 14, 2023 letter.

       Amendment No. 3 to Registration Statement on Form S-1

       Prospectus Summary, page 1

   1. We note your response to comment 1 and reissue. Please revise your disclosure so each summary risk factor
related to your operations in China includes a cross-reference to the relevant individual
detailed risk factor in your risk factors section, including heading, subheading, risk factor
title, and page number. For example, "You may have difficulty enforcing judgments
against us. See "Risk Factors     Risks Relating to Our Company and
                                                        Our Industry     You
may have difficulty enforcing judgments against us." on page 5."
 Liu Lu
KEEMO Fashion Group Limited
April 4, 2023
Page 2
Risk Factors, page 4

2. We note your revised disclosure in response to comment 2. Please further revise to discuss the current status of your compliance with the CSRC approval process, and disclose whether the offering is contingent upon receipt of approval from the CSRC.
         Please also add a risk factor discussing the risks related to compliance or noncompliance with the Trial Measures, including that the CSRC may not approve the filing, as well as the potential impact on your business and the securities in this offering.
       You may contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Erin Jaskot at 202-551-3442 with any other questions.



FirstName LastNameLiu Lu                                      Sincerely,
Comapany NameKEEMO Fashion Group Limited
                                                              Division of
Corporation Finance
April 4, 2023 Page 2                                          Office of Trade &
Services
FirstName LastName